UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Asta Funding, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

046220109
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON MPF INVESTCO 4, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 046220109

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,102,427
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,102,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 046220109

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends Items 4 and 7 to reflect changes to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 17, 2016, as amended by Amendment No. 2 to Schedule 13D filed with the SEC on March 22, 2016, as amended by Amendment No. 3 to Schedule 13D filed with the SEC on April 5, 2016, and as amended by Amendment No. 4 to Schedule 13D filed with the SEC on April 15, 2016 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Termination of Tender Offer

On April 26, 2016 MPF InvestCo 4 and Mangrove Master Fund filed Amendment No. 3 to the Tender Offer Statement on Schedule TO-T with the SEC, announcing the termination of the Offer. The Offer was due to expire at 5:00 pm New York City Time on Monday May 9, 2016.

Mangrove terminated the Offer because it determined that a condition to the Offer would not be satisfied. Specifically, MPF InvestCo 4 and Mangrove Master Fund’s obligation to acquire shares pursuant to the Offer was subject to various terms and conditions specified in MPF InvestCo 4 and Mangrove Master Fund’s Offer to Purchase, which included a condition that MPF InvestCo 4 and Mangrove Master Fund could terminate the Offer if the Issuer had not cancelled its “Dutch Auction” Self Tender Offer.

None of the shares of the Issuer’s Common Stock were purchased in the Offer and as a result of the termination, all of the shares of the Issuer’s Common Stock previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their shares of Issuer’s Common Stock.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, applicable law, and the availability of shares of the Issuer’s Common Stock at prices that would make the purchase of the Issuer’s Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of the Issuer’s Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following Exhibit:

99.8	Press Release, dated April 26, 2016 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-T/A filed on April 26, 2016 by MPF InvestCo 4 and Mangrove Master Fund).

CUSIP NO. 046220109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2016

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

CUSIP NO. 046220109

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MPF INVESTCO 4, LLC

By:	THE MANGROVE PARTNERS MASTER FUND, LTD. as Sole Member

By:	MANGROVE PARTNERS as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST